UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Israel ———————————————————————————————————
(Jurisdiction of incorporation or organization)

5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On January 26, 2017, Dr. Arie Belldegrun resigned as a member of the Board of
Directors of Teva Pharmaceutical Industries Ltd. (the “Company”). In his
resignation, Dr. Belldegrun stated his need to focus on his responsibilities as
Chairman, President, CEO and Founder of Kite Pharma, Inc. as the company enters a critical juncture in its growth with important milestones anticipated in 2017.
Dr. Belldegrun joined Teva’s Board of Directors in 2013 and would have stood for election at the 2019 annual meeting. The Company thanks Dr. Belldegrun for his years of dedicated service and wishes him well in his other endeavors.

A copy of Dr. Belldegrun’s resignation letter is below:
Yitzhak Peterburg, M.D.
Chairman of the Board
Teva Pharmaceuticals

Dear Dr. Peterburg:

I have had the privilege to serve as a Director of Teva Pharma since 2013.
During the same time, I have gradually expanded my executive responsibilities as
Chairman, President and Chief Executive Officer of Kite Pharma. Given my
confidence in the future of Teva, and my commitment to Kite, I have reached the difficult conclusion that I must relinquish my role as a director for Teva in order to serve Kite’s shareholders and employees at this critical juncture in
Kite’s growth.  With several critical milestones on the horizon for Kite and the responsibilities these developments will entail, I am compelled to step down from my role on the Board of Teva and hereby request my resignation, effective
January 26, 2017.

Kite has grown in the past three years from eight employees to over 420 employees, and we are leading a revolution in cancer therapy with our lead product candidate, KTE-C19, an engineered T cell immunotherapy with the potential to transform the treatment of hematological cancers.  Last week, we announced that we met with the FDA for a pre-BLA meeting and as a result, we will be initiating a rolling submission for the first ever CAR-T therapy in
December 2016. We also remain on track for commercial launch in 2017. I do not take the responsibility of advancing a potentially life saving therapy for cancer patients lightly. The same holds true as I think of the needs of Teva
Pharmaceuticals and its ability to reach millions of patients with its life-saving products.

The improvement of patient health and wellbeing has been my life’s work.  From my early days at the National Cancer Institute, to my time as a UCLA Professor and surgeon, to the good fortune I have today as I work with leaders in the healthcare industry, I have embraced the never-ending challenge to make a difference for patients around the world.

It has been a personal honor to serve on Teva’s Board of Directors for the last three years.  My enthusiasm for Teva has only grown during my tenure as the
Chair of the Science and Technology committee. In my view, no other global life science company has the same breadth of opportunity to protect the health of people around the world.  Teva is prepared for a bright and dynamic future, and
I hope I assisted to further your efforts in my roles. When I look around the table during our regular Board meetings, I am impressed by the hard work and dedication of the members of the Board and their commitment to the company and its highly talented management. Unfortunately, at the present time, I cannot devote the time Teva needs and deserves.

While I regret the need for my departure from Teva’s Board at this time, I remain firmly committed to the company’s success. I encourage the Board to remain innovative and courageous in this ever-changing environment, as you look to do what is best for shareholders and patients alike. I promise to continue to support Teva in any way possible and thank you for the opportunity to serve the world’s greatest generic company and jewel of Israel’s industry.

With best personal regards,
/s/ Arie Belldegrun, M.D., FACS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teva Pharmaceutical Industries Ltd.

Date: 01/26/2017	By:	Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO